June 4, 2019

Hajime Uba
Chairman and Chief Executive Officer
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, CA 92614

       Re: Kura Sushi USA, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted May 17, 2019
           CIK No. 0001772177

Dear Mr. Uba:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Summary Historical Financial and Operating Data
Key Financial and Operational Metrics, page 13

1. Please present with equal or greater prominence the comparable GAAP margin to the non-
       GAAP measure "restaurant-level contribution margin" presented on pages 13, 50 and 57.
Business Trends, page 54

2. Refer to your response to comment 10. Please disclose the "honeymoon period" for restaurant openings in fiscal year 2018 and, to the extent material, discuss any differences in the trends evidenced in 2018 compared to 2017. In this regard, we note your
 Hajime Uba
Kura Sushi USA, Inc.
June 4, 2019
Page 2
         disclosures that the "honeymoon" period for your three restaurant openings in fiscal year
         2017 ranged up to six months.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparable Restaurant Sales Growth, page 58

3. Refer to your response to comment 10 and your revised disclosure on page 60. We note that one and two restaurants underwent renovations in fiscal years 2018 and 2017, respectively. Please explain how the decline in comparable restaurant sales growth from fiscal year 2017 to fiscal year 2018 is primarily due to the increase in sales after a restaurant reopens from temporary closure for renovation. To the extent this is because reopened restaurants similarly experience a "honeymoon period," clarify this and discuss the extent to which there is a material difference in the honeymoon period for a renovated restaurant compared to a newly opened restaurant.
Results of Operations
Six Months Ended February 28, 2019 Compared to Six Months Ended February 28, 2018, page
61

4. Please consider including a summary explanation for the reason for the operating loss incurred in the most recent interim period so that investors may have a better understanding of the trend of your results. Refer to Item 303 of Regulation S-K and
         Release No. 33-8350 for guidance.
February 28, 2019 Unaudited Interim Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Recently Adopted Accounting Pronouncements, page F-29

5. Refer to your disclosure of the adoption of ASC 606, Revenue from Contracts with
       Customers. Please disclose, if true, you adopted the standard using the modified retrospective approach, as expected in your disclosure on page F-13. Ensure you address all aspects of your adoption as specified in ASC 606-10-65-1, particularly paragraphs d.2,
       h and i, as appropriate. For example, if applicable, disclose the modified retrospective approach allows the standard to be applied retrospectively through a cumulative catch up
FirstName LastNameHajime Uba adoption (and the amount of such), with comparative adjustment recognized upon
Comapany NameKura Sushi USA, Inc.not restated and reported under the accounting standards financial statement information
June 4,in effect for2
        2019 Page those periods.
FirstName LastName
 Hajime Uba
FirstName LastNameHajime Uba
Kura Sushi USA, Inc.
Comapany NameKura Sushi USA, Inc.
June 4, 2019
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June 4, 2019 Page 3
FirstName LastName
       You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Doug Jones,
Staff Accountant, at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-3611 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:      Aaron Seamon